Exhibit (d)(2)

Control No.	Maximum Primary Subscription Shares Available: Number of Rights Issued:

SUBSCRIPTION CERTIFICATE

THE OFFER EXPIRES AT [    ] P.M., EASTERN TIME ON [    ] (unless extended)

NEXPOINT CREDIT STRATEGIES FUND

SUBSCRIPTION RIGHTS FOR COMMON SHARES OF BENEFICIAL INTEREST

IN ORDER TO EXERCISE YOUR RIGHTS, YOU MUST COMPLETE THIS CARD AND RETURN IT TO THE SUBSCRIPTION AGENT.

Dear Shareholder:

You are entitled to exercise the Rights issued to you as of [    ], the Record Date for the Offer, to subscribe for the number of common shares of beneficial interest of NexPoint Credit Strategies Fund (the “Trust”) shown on this Subscription Certificate pursuant to the primary subscription upon the terms and conditions specified in the Trust’s prospectus dated [    ], 2017 (the “Prospectus”). The terms and conditions of the Offer set forth in the Prospectus are incorporated by reference herein. Capitalized terms not defined herein have the meanings attributed to them in the Prospectus. As a Rights holder, you are entitled to purchase one common share for each three Rights you exercise. If you hold less than three Rights, you are entitled to subscribe for one common share. In accordance with the over-subscription privilege, as a Rights holder, you also are entitled to subscribe for additional common shares, subject to certain limitations and subject to allotment, if common shares remaining after the exercise of Rights pursuant to the primary subscription are available and you have fully exercised all Rights issued to you. To the extent that sufficient common shares are not available to honor all over-subscription requests, unsubscribed common shares will be allocated pro-rata among those Record Date Shareholders who over-subscribe based on the number of shares of the Trust’s common shares they owned on the Record Date. The Trust will not offer or sell any common shares that are not subscribed for pursuant to the primary subscription or the over-subscription privilege.

In order to exercise your Rights, you must present to American Stock Transfer & Trust Company, LLC, by [    ] p.m., Eastern time, on [    ] (unless extended, the “Expiration Date”), either (1) a properly completed and executed subscription certificate and a money order or check drawn on a bank located in the United States of America and payable to NexPoint Credit Strategies Fund for an amount equal to the number of Shares subscribed for under the primary subscription and over-subscription (if applicable) multiplied by the estimated Subscription Price of [    ], or (2) a Notice of Guaranteed Delivery guaranteeing delivery of (i) a properly completed and executed subscription certificate and (ii) a money order or check drawn on a bank located in the United States of America and payable to NexPoint Credit Strategies Fund for an amount equal to the number of common shares subscribed for under the primary subscription and over-subscription (if applicable) multiplied by the estimated Subscription Price of $[    ].

If a Notice of Guaranteed Delivery is used, a properly completed subscription certificate, together with payment in full, as described above, must be received by American Stock Transfer & Trust Company, LLC no later than [    ], unless the Offer is extended. See “The Offer—Exercise of Rights” and “The Offer—Payment for Shares” in the Prospectus.

No later than [    ], American Stock Transfer & Trust Company, LLC will send you a confirmation (or, if you own your shares through a depository or nominee, to such depository or nominee), showing (i) the number of common shares acquired pursuant to the primary subscription, (ii) the number of common shares, if any, acquired pursuant to the over-subscription privilege, (iii) the per share and total purchase price for the common shares, and (iv) any additional amount payable by you or any excess to be refunded to you. Any excess payment to be refunded will be mailed as promptly as practicable.

Participants in the Trust’s dividend reinvestment plan (the “Plan”) will have any common shares acquired pursuant to the primary subscription or over-subscription privilege credited to their shareholder dividend reinvestment accounts in the Plan.

Shareholders whose common shares are held of record by Cede & Co. or by any other depository or nominee on their behalf or their broker-dealers’ behalf will have any common shares acquired during the subscription period credited to the account of Cede & Co. or other depository or nominee. Common shares acquired pursuant to the over-subscription privilege will be certificated and share certificates representing these common shares will be sent directly to Cede & Co. or other depository or nominee. With respect to all other shareholders, share certificates for all common shares acquired pursuant to the primary subscription or over-subscription privilege will be mailed promptly after payment for the common shares subscribed for has cleared.

SAMPLE CALCULATION:

To subscribe for your primary subscription shares please complete line “A” on the card below.

30 Shares = 30 Rights. 30 Rights divided by 3 = 10 primary subscription shares. The maximum number of primary subscription shares would be 10. Fractional shares will be dropped. If you hold less than 3 Rights in total, you can subscribe for one common share.

A.	30	/3 =	10	X	$[ ]	=	$[ ]

	(No. of Rights)		(No. of shares)		(Estimated subscription price)		(Payment to be remitted)

Please note that $[    ] is an estimated Subscription Price only. The Subscription Price will be determined on [    ], the Expiration Date (unless extended) and could be higher or lower than the estimated Subscription Price depending on changes in the net asset value and the price of a common share.

To subscribe for any common shares pursuant to the over-subscription privilege please complete line “B” below.

Please Note: Only Record Date Shareholders who have exercised their primary subscription in full may apply for common shares pursuant to the over-subscription privilege.

METHOD OF EXERCISE OF RIGHTS:

By First Class Mail:	By Express Mail or Overnight Courier:	By Hand:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Group P.O. Box 2041 New York, NY 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Group 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Group 6201 15th Avenue Brooklyn, NY 11219

Confirm by Telephone: [    ]. Delivery to an address other than one of the addresses listed above will not constitute valid delivery.